Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The information filed herewith was first posted on UAL’s employee intranet on May 4, 2010.

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A Big Day at United
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Just after we issued our official confirmation of our merger agreement with Continental early Monday morning, customers and employees were buzzing with questions and comments about the news. Here’s a roundup of some of the things we heard around the system:

Glenn Tilton and Jeff Smisek held an investor call and press conference in New York highlighting the customer benefits of the deal. At the same time, more than a dozen officers of United were out talking with employees at stations around the system as well as at headquarters, the maintenance base and the Operations Center, holding conversations with employees to explain the proposed merger that will create the world’s leading airline. They were also available to answer employee questions and explain more about next steps in the merger process.

Pam Jones, Los Angeles area manager with 26 years at United, said, “I’m really glad the speculation is behind us, because I believe this is a great opportunity to work together and build toward the future.”

Cris Minard, with 29 years at United and also from LAX, agreed, saying, “I’m really excited about the opportunity, because this seems like it’s going to bring employees stability.”

“I’m so excited. This is going to be great!” says Customer Service Representative (CSR) Carol Greco in Newark, where SVP-Onboard Service Alex Marren visited and discussed the United-Continental partnership. Alex also visited New York-JFK on Monday.

In San Francisco on the day shift, about 200 managers and supervisors applauded enthusiastically when SVP-United Services Jim Keenan announced the merger and thanked employees for the improvements over the last two years that have brought us to this day.

John Tague, President, United Airlines, held meetings with employees in Chicago today, emphasized the quality of the work we’ve done to bring the merger agreement to fruition.

“We have the opportunity to participate in building the greatest airline in the world,” John says. “It will be critical that we don’t give up one ounce of the momentum that we’ve built up by our performance.”

“This is a watershed event for United,” says Pete McDonald, chief administrative officer. “The opportunity we’ve created for ourselves with the proposed merger makes this a great day not just for the company but for our people, as we build the No. 1 airline in the world together.”

Joanne Calabrese, VP-Airport Operations-Hubs, met with employees in Los Angeles, and said that, after 40 years with United, she wished she was younger and would be able to experience all the fun of this new future together with us.  Other LAX employees agreed.

Regina Saladino, who’s spent 32 years as a CSR, said, “This looks good, and I’m excited about it.”

Twenty-year pilot Bryan Gilbert agreed, “I believe this is a good thing for everyone. There will be some growing pains, but we’ll get through those.”

Most employee questions -- about individual jobs, how seniority issues will be resolved, becoming a member of the integration team, when and how travel programs will be integrated, etc. -- are issues that will be resolved in the coming weeks and months ahead as the two carriers develop integration plans. In the meantime, an FAQ is available on SkyNet with questions we can answer right now. We will continue to update it as we learn more.

Elite customer reactions from the United Fliers Community focused on our frequent flier program and elite benefits, the new livery and thoughts about cabin configuration. On FlyerTalk, customers zeroed in on branding, new livery, inflight entertainment and the loyalty program of the combined carrier.

Please continue to visit the SkyNet site and www.unitedcontinentalmerger.com for more information.